FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media
Information


                                  5 December 2003

                            Update on Karachaganak export


As announced on 23 September 2003, oil sales from the Karachaganak Phase Two facilities were delayed because product entering the export pipeline connecting the field to the CPC pipeline became contaminated with caustic soda. Whilst this issue has been successfully resolved, continued testing during commissioning has identified an unrelated issue associated with small bore pipe welds within the facilities.


This issue is confined to low pressure instrumentation and other small bore connections and has no implications for main process piping. However, as operational safety is paramount, the decision has been taken to perform appropriate remedial works prior to re-starting production. Whilst the work involved is straightforward, winter conditions, which can see temperatures in the region fall as low as minus forty degrees Celsius, extend considerably the time required.


As a result, production into the export pipeline is expected to re-start in the second quarter of 2004 with sales at Novorossiysk later in the same period. BG's total production from Karachaganak in 2004 is now projected to be around 35 million barrels of oil equivalent. This is around 4 million less than planned and 12 million more than expected production in 2003.


Production to Orenburg, now running at record levels, is not affected. Production at the level of 120,000 barrels of oil per day of condensate and 700 million standard cubic feet per day of sales gas is expected to be maintained throughout the winter period and beyond.


This delay has no impact on the Group's 2003 production target. The Group's production target for 2006 is also unaffected.


                                    - ENDS -


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:


First gas reinjection into the Karachaganak reservoir took place on 2 July 2003, and first production from the new facilities entered the connecting pipeline to Atyrau on 15 July 2003. However, the facilities were shut down in September due to product becoming contaminated with caustic soda. On completion of the commissioning of the new facilities, the field will be capable of producing more than 10 million tonnes per annum of liquids (200,000 bopd) and up to 7 billion cubic metres per annum of sales gas (700 mmscfd). Further phases of development are expected to follow, to increase liquids production, subject to the development of a market for the substantial additional gas volumes that would be produced.



Enquiries:


Media               Jonathan Miller/Chris Carter            +44 (0) 118 929 3717

Investor Relations  Chris Lloyd/Brian McCleery/Helen Parris +44 (0) 118 929 3025

Out of hours pager: 07693 309543

Website: www.bg-group.com

PR/ 10973



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 5 December 2003                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary